MEMORANDUM

TO:	Sonny Oh, Esq. Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	April 1, 2024
SUBJECT:	Response to Comments for Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for File No. 333-268090 (Jackson Market Link Pro II)

This memorandum is in response to the comments you provided via telephone on March 29, 2024 for the above referenced filing. In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to the post-effective amendment filing referenced above. Excerpted pages of the prospectus, marked to show the changes discussed below are attached, and will be provided electronically. Page references in the responses are to the PDF page of the attached marked copy of the document. A post-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.

Cover Page

1.In the fifth paragraph, please remove the reference to advisory fees from the new disclosure.

Response: We have confirmed that this revision was previously made.

Summary (pp. 1-3)

2.In the last sentence of the second paragraph of the Summary section, please use this spot to provide the full filed name for each version of the GMWB rider and introduce the shortened marketing names. Then, throughout the prospectus, you can eliminate most or all of the long-form references to rider and simply use the shorter marketing names.

Response: We have made this revision.

3.In the first paragraph of the subsection titled “Interim Value Adjustment”, please review for revisions consistent with comment 2.

Response: Respectfully, the only long-form reference in this paragraph is to the Guaranteed Annual Withdrawal Amount, which has not yet been defined at this point in the prospectus. No changes have been made in response to this comment.

4.In the last sentence of the first paragraph of the subsection titled “Guaranteed Minimum Withdrawal Benefit”, please review for revisions consistent with comment 2.

Response: We have made this revision.

Glossary (p. 4)

5.In the definition for Free Withdrawal, should the last sentence read “If an RMD or GAWA is applicable, the Free Withdrawal amount is equal to the RMD or GAWA, less earnings”?

Response: We have made this revision.

Index Account (pp. 5-6)

6.In the bulleted disclosures in the subsection titled “Index Account Option Value”, please revise “and applicable add-on benefit charge deductions” to “and applicable GMWB Charge deductions.”

Response: We have made this revision.

Additional Information about the Index Account Options (p. 7)

7.At the end of the subsection titled “Performance Boost Crediting Method”, please revise to point the cross-reference to the “Index Adjustment Proration Example Utilizing Guaranteed Minimums” examples rather than the Index Adjustment section generally.

Response: We have made this revision.

Access To Your Money (pp. 8-9)

8.In the first sentence of the subsection titled “Withdrawals”, please revise to remove the reference to the “value of” the For Life Guarantee, since that value is not quantifiable, and the disclosure is intended instead to indicate that taking guaranteed withdrawals does not reduce the guarantees under the For Life Guarantee.

Response: We have made this revision.

9.In the second bullet of the disclosures immediately following the GAWA% tables in the subsection titled “Withdrawals”, please remove the reference to “form of prospectus supplement.”

Response: We have made this revision.

Please contact me at (517) 367-3754 if you have any questions or require additional information.

SUMMARY Jackson Market Link Pro II is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap, Performance Trigger, or Performance Boost. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor. The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available for election. The Contract also offers an add-on For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Ups for a Single Life ("+Income GMWB") or, and an add-on For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for Two Covered Lives ("+Income GMWB with Joint Option"). At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected. Prior to the end of an Index Account Option Term, the Index Account Option Value is equal to the Interim Value, which is the greater of the Index Account Option Value at the beginning of the term adjusted for any withdrawals plus the Index Adjustment subject to any prorated Index Adjustment Factors, or zero. Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index. Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate); Performance Trigger, subject to a stated Performance Trigger Rate; and Performance Boost, subject to a stated Performance Boost Rate (and a stated Performance Boost Cap Rate) Crediting Methods. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting methods must be elected before the start of the Term and will apply for the duration of the Term. • Cap ◦ This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate. ◦ The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. ◦ The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. ◦ An Index Participation Rate or a Cap Rate are not a guarantee of any positive return. • Performance Trigger ◦ This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive. ◦ The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. ◦ A Performance Trigger Rate is not a guarantee of any positive return. 1

Contract Years may also be subject to Withdrawal Charges, which could further reduce the amount you receive when requesting a withdrawal. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 23 for more information. Each time you take a withdrawal from an Index Account Option before the end of your Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. The Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. This means if you withdraw 10% of your Contract Value, your Index Account Option Value will also be reduced by 10%. If an Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis If an Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Intra-Term Performance Lock: Intra-Term Performance Lock is currently available with all Crediting Method options except for the Performance Trigger Crediting Method. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Summary section, which can substantially reduce your Index Account Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra- Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocations" beginning on page 34. Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the creditworthiness and claims-paying ability of Jackson National Life Insurance Company. You are permitted to make transfers and withdrawals under the terms of the Contract. Full and partial transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. Withdrawals taken during the first six years of the Contract may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. For more information on the Interim Value adjustment and how it may affect your Contract please see "Interim Value" beginning on page 22. Registered Index Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Options (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA. Guaranteed Minimum Withdrawal Benefit: The +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Ups isContract offers an add-on benefit that, for a fee, guarantees an annual level of income each year in the form of withdrawals ("GAWA Wwithdrawals") equal to the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or your Required Minimum Distribution ("RMD"), if applicable, prior to the Income Date. Two versions of this Guaranteed Minimum Withdrawal Benefit ("GMWB") are available: +Income GMWB, which is a single life optionversion, and ("+Income GMWB") with Joint Option, which is a version and an option for two Covered Lives ("+Income with Joint Option"). • The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal). 4

Crediting Method The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger - Performance Boost Protection Options The Protection Options currently offered under the Contract are: - Buffer - Floor Intra-Term Performance Lock This feature allows you to lock in your Interim Value prior to the end of your Index Account Option Term on Index Account Options. If you elect an Intra-Term Performance Lock, your full Interim Value as of the Intra-Term Performance Lock Date will be transferred into the Short Duration Fixed Account Option and the Index Account Option Term will end. Intra-Term Performance Lock is not currently available with elections of the Performance Trigger Crediting Method. For more information, see "Intra-Term Performance Lock" beginning on page 35.35. Fixed Account A Contract Option which provides a declared amount of interest over a stated period. Interim Value The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using prorated Index Adjustment Factors, where applicable, based on the elapsed portion of the Index Account Option Term. Neither the Floor nor the Index Participation Rate are prorated. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. For more information, see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" beginning on page 23. Transfers You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. The effective date of transfers other than those in connection with an Intra- Term Performance Lock is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made. Access to Your Money You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. In addition, a withdrawal taken in excess of the Free Withdrawal amount, or which is considered an Excess Withdrawal under the +Income GMWB or +Income GMWB with Joint Option may be subject to additional Withdrawal Charges. Add-On Guaranteed Minimum Withdrawal Benefit For a fee, you may add the +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB)GMWB or Two Covered Lives ("+Income +Income GMWB with Joint Option")Option to your Contract, which allows you to withdraw a guaranteed amount annually (the "GAWA") for your life (and your spouse's life if you elect +Income GMWB with Joint Option), subject to certain conditions and limitations. • The value of your GAWA is based on a GAWA percentage associated with your attained age on the Determination Date and the number of years you defer taking withdrawals once the benefit is added to your Contract (called "Deferral Years"). The longer withdrawals are deferred (up to 9 years), the higher your GAWA percentage will be when your GAWA is determined. • On each Contract Anniversary after the benefit is added to your Contract, you are eligible for a Step-Up, which will automatically increase the GWB to equal the Contract Value if the Contract Value is greater than the GWB, subject to certain limitations. Please note that Excess Withdrawals under this GMWB may be subject to Withdrawal Charges, and all withdrawals from an Index Account Option prior to the end of the Index Account Option Term are subject to an Interim Value adjustment, including GAWA withdrawals under this benefit. For more information about the +Income GMWB, including the limitations referenced above, please see "+Income GMWB and +Income GMWB with Joint Option" on page 39.39. 6

Excess Withdrawal - any portion of a withdrawal taken, after election of the +Income GMWB or +Income GMWB with Joint Option, that causes total withdrawals taken during that Contract Year to exceed the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or Required Minimum Distribution ("RMD"), if applicable, on the date of the withdrawal. End-Term Performance Lock - a Contract feature that allows for the automatic reallocation of positive Index Adjustments from Index Account Options into the Fixed Account at the end of each Index Account Option Term. Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a one year period. Fixed Account Option - An option within the Fixed Account for allocation of Premium or Contract Value defined by its term. Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account, guaranteed for the life of the Contract. Fixed Account Minimum Value - the minimum guaranteed amount of the Fixed Account Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account, reduced by the net amount of withdrawals and transfers from the Fixed Account, and taxes, accumulated at the Fixed Account Minimum Interest Rate. Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, any amounts transferred out of the Fixed Account, and any applicable charges for add-on benefits. Floor - one of the two Protection Options offered and an Index Adjustment Factor. A Floor is the maximum negative Index Adjustment that will be credited to the Index Account Option Value at the end of the Index Account Option Term, expressed as a percentage. A Floor protects from loss after a stated threshold. If the Index declines during the Index Account Option Term, you incur a loss up to the stated Floor percentage, and are protected from any further loss beyond the Floor during that Index Account Option Term. For Life Guarantee - a guarantee under the +Income GMWB that entitles you to the Guaranteed Annual Withdrawal Amount ("GAWA") for the lifetime of the Designated Life, or, with joint Owners, the lifetime of the joint Owner who dies first. For a Contract owned by a legal entity with joint Annuitants, the guarantee lasts for the lifetime of the joint Annuitant who dies first. Under the +Income GMWB with Joint Option, the guarantee lasts for the lifetime of the last surviving Covered Life. Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Withdrawal Charge. The Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, less earnings. If an RMD or GAWA is applicable and exceeds 10% of Remaining Premium, the Free Withdrawal amount is equal to the greater of the RMD or GAWA, less earnings. Guaranteed Annual Withdrawal Amount ("GAWA") - the maximum amount the Owner can withdraw from the Contract each Contract Year after the election of the +Income GMWB or +Income GMWB with Joint Option, without reducing the guaranteed amount the Owner can withdraw in future Contract Years. Where there is an applicable Required Minimum Distribution (RMD) under federal tax law, the Owner may withdraw the greater of the GAWA or the RMD amount without reducing the guaranteed amount the Owner can withdraw in future Contract Years. Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") - the percentage, which is locked-in on the Determination Date based on the Designated Life's attained age and number of elapsed Deferral Years, and is used to determine the Guaranteed Annual Withdrawal Amount. The GAWA% will not change after the Determination Date for any reason. Guaranteed Minimum Withdrawal Benefit ("GMWB") - an add-on benefit that may be purchased for an additional fee that provides for a Guaranteed Annual Withdrawal Amount that is guaranteed for the life of the Designated Life (or Covered Lives if the Joint Option is elected) if the For Life Guarantee is in effect, or until the depletion of the Guaranteed Withdrawal Balance ("GWB") if the For Life Guarantee is not in effect. Guaranteed Minimum Withdrawal Benefit Charge ("GMWB Charge") - the charge assessed annually upon election of the +Income GMWB or +Income GMWB with Joint Option. Guaranteed Withdrawal Balance ("GWB") - the value upon which the GAWA and GMWB Charge are based. The GWB is not a Contract Value and cannot be withdrawn as a lump-sum. Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract. 9

In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates apply to the Short Duration Fixed Account Option.

Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account (adjusted for withdrawals) are credited with an Index Adjustment subject to any applicable prorated Index Adjustment Factors. Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Options, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes:

Crediting Methods	Protection Options*		Term Length		
	Buffer	Floor	1-Year	3-Year	6-Year
Cap	10%, 20%	10%**	✓	✓	✓
Performance Trigger	10%	10%**	✓	N/A	N/A
Performance Boost	10%	N/A	✓	✓	✓

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Customer Care Center for current rate availability.
** The Floor Protection Option is only available with the 1-year Cap and Performance Trigger Crediting Methods.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and Protection Options are the rates effective as of the first day of your Index Account Option Term and will not change until the end of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

- **At the beginning of the Index Account Option Term**, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

- **During the Index Account Option Term**, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any Intra-Term Performance Locks, partial withdrawals, and applicable ~~add-on benefit charge~~GMWB Charge deductions taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such Intra-Term Performance Lock, withdrawal, or applicable ~~add-on benefit~~GMWB ~~charge~~Charge deduction, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to prorated Index Adjustment Factors, where

21

applicable, as of the date of the withdrawal. Please note: neither the Floor nor the Index Participation Rate are prorated. During the Index Account Option Term, your Interim Value will never be less than zero. • At the end of the Index Account Option Term, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any Intra-Term Performance Locks, partial withdrawals, and applicable add-on benefit chargeGMWB Charge deductions taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such Intra-Term Performance Lock, withdrawal, or applicable add-on benefit chargeGMWB Charge deduction, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero. Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen. • If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment. • If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment. • If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value. We also credit a positive or negative Index Adjustment during the Index Account Option Term when you exercise an Intra- Term Performance Lock or take a withdrawal. During the term, the Index Adjustment is subject to the prorated Index Adjustment Factors, where applicable, as of the date of the Intra-Term Performance Lock or withdrawal. Please note: neither the Floor nor the Index Participation Rate are prorated. Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term (withdrawals in this context include partial or total withdrawals from the Contract, free looks, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, and the Contract Value element of death benefit payments). For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the applicable prorated Index Adjustment Factors (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate/Buffer). Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. Also note that any withdrawal taken in the first six years after issue may be assessed a Withdrawal Charge in addition to the Interim Value adjustment. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the applicable prorated Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate). If the Index return is negative, we apply the Floor or prorated Buffer Protection Option that you have elected. Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. If the Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value adjustment is 22 equal to the amount that negative Index Return exceeds the Buffer. If the Index Return is negative but equal to the Buffer, your Index Adjustment will be zero. Here are some examples of how the Performance Boost Rate, Performance Boost Cap Rate, and Buffer work in combination on the Index Account Option Term Anniversary: Scenario 1: The Index Return is 14%. Due to the 10% Performance Boost Cap Rate, the Index Adjustment will be 10%. Scenario 2: The Index Return is 4%. The Index Adjustment credited to your Index Account Option Value will equal the 4% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 10%. Scenario 3: The Index Return is -3%. The Index Adjustment credited to your Index Account Option Value will equal the -3% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 7%. Scenario 4: The Index Return is -12%. Since the negative Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative return, but still experienced a -2% loss. Scenario 5: The Index Return is -10%. The Index Adjustment credited to your Index Account Option Value will equal the -10% Index Return plus the 10% Performance Boost Rate (the Buffer percentage). In this case, the Index Adjustment will be 0%. For examples illustrating a prorated Performance Boost Rate, Performance Boost Cap Rate, and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 9 and 10. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 23. In these states, the Performance Boost Rate may not be equal to the Buffer percentage in certain scenarios. This is because there is no guaranteed minimum Performance Boost Rate, but there is a guaranteed minimum Buffer, potentially causing a mismatch in scenarios in which the guaranteed minimum Buffer is applied. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain StatesProration Example Utilizing Guaranteed Minimums" beginning on page 2324 for examples of these scenarios. TRANSFERS AND REALLOCATIONS Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options. Transfers may only occur on the Contract Anniversary when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with an Intra-Term Performance Lock. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company reserves the right to restrict or prohibit transfers from the Index Account Options to the Fixed Account, at its discretion, on a nondiscriminatory basis, at any time. Transfers into the Short Duration Fixed Account Option on a Contract Anniversary are not allowed. Amounts may only move from an Index Account Option to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock or a spousal continuation. Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested. Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Contract Anniversary for transfers out of the Fixed Account, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as 34

It is important to note that withdrawals from your Contract Value (including GAWA withdrawals) make it less likely that future step-ups to your GWB (if any) will increase your GAWA. This is because all withdrawals (including GAWA withdrawals) reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a step-up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar for dollar basis.

The GWB can never be more than $10 million (including upon step-up), and the GWB is reduced by each withdrawal. The GWB will be reduced proportionally by Excess Withdrawals. Such reductions could be substantial. See "*Withdrawals"* below for more information on the impact of different types of withdrawals on the GWB.

Withdrawals. This GMWB is designed to permit annual withdrawals ("GAWA withdrawals") equal to the greater of the GAWA or RMD, if applicable, on and after the effective date.

The maximum cumulative withdrawals you may take in any Contract Year, without reducing the ~~value of the~~ For Life Guarantee, or potentially terminating the Contract, may not exceed the GAWA or any RMD under the Internal Revenue Code, if greater. Withdrawals exceeding the GAWA or RMD, if applicable ("Excess Withdrawals"), cause the GWB and GAWA to be recalculated and reduced, as discussed below. Such reductions could be substantial. In addition, if the Excess Withdrawal causes your Contract Value to drop to zero, the Contract will terminate and no future GAWA withdrawals will be permitted.

The GAWA is determined on the Determination Date, which is the earlier of:

- the time of the first withdrawal after the effective date of this GMWB,
- the date the Owner elects to opt out of annual Step-Ups to avoid an increase in the GMWB Charge,
- the date the Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal),
- the date the GMWB is continued by a spousal Beneficiary, or
- upon election of the Life Income of the GAWA or Joint Life Income of the GAWA Income Options.

On the Determination Date, the GAWA is equal to the GWB multiplied by the GAWA percentage ("GAWA%"). The GAWA % is locked-in on the Determination Date, and will not subsequently change. The GAWA% is based on the Designated Life's attained age on the Determination Date and the elapsed Deferral Years, according to the following tables:

+Income GMWB

Attained Age	GAWA% in Deferral Years 0-3	GAWA% in Deferral Years 3-6	GAWA% in Deferral Years 6-9	GAWA% in Deferral Years 9+
50-59	4.00%	4.50%	5.00%	5.50%
60-64	5.00%	5.25%	5.50%	6.00%
65-69	5.50%	6.00%	6.75%	7.25%
70-74	5.75%	6.25%	7.00%	7.50%
75-79	6.00%	6.50%	7.25%	7.75%
80+	6.50%	7.00%	7.75%	8.00%

+Income GMWB with Joint Option

Attained Age	GAWA% in Deferral Years 0-3	GAWA% in Deferral Years 3-6	GAWA% in Deferral Years 6-9	GAWA% in Deferral Years 9+
50-59	3.50%	4.00%	4.50%	5.00%
60-64	4.50%	4.75%	5.00%	5.50%
65-69	5.00%	5.50%	6.25%	6.75%
70-74	5.25%	5.75%	6.50%	7.00%
75-79	5.50%	6.00%	6.75%	7.25%
80+	6.00%	6.50%	7.25%	7.50%

A Deferral Year is the period of time measured by each Contract Anniversary that has passed after the effective date of this GMWB and before the Determination Date. Deferral Years stop accruing at the Determination Date.

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We reserve the right to prospectively change the GAWA percentages, including the age bands, on new elections of the +Income GMWB and +Income GMWB with Joint Option. This means that if you do not elect this GMWB at issue, the GAWA percentages associated with this GMWB when elected on a Contract Anniversary (subject to availability) may be different than the rates you would have received if you had elected this GMWB at issue. If we change the GAWA percentages, we will follow these procedures: • When we issue your Contract we will deliver a copy of the prospectus that reflects the change of GAWA percentages. You will have until the end of the Free Look period to cancel your Contract and this GMWB by providing notice to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 20). • If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages, we will send you the notice of change of GAWA percentages in the form of a prospectus supplement. The actual GAWA percentages applicable to your Contract will be reflected in your Contract endorsement. Recalculation of the GWB and/or the GAWA due to Withdrawals. Withdrawals cause the GWB and/or GAWA to be recalculated in the following ways: • Recalculation of the GWB upon GAWA Withdrawals. Withdrawals taken on or after the Determination Date that do not cause the cumulative total of all withdrawals taken in the Contract Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced by the dollar amount of the withdrawal, but will not trigger a recalculation of the GAWA. • Recalculation of the GWB and GAWA upon Excess Withdrawals. Any portion of a withdrawal taken on or after the Determination Date that causes the sum of all withdrawals taken in the Contract Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced proportionally as follows: ◦ The dollar-for-dollar portion (DFD Portion) of the partial withdrawal is equal to the greater of (1) the GAWA at the time of the partial withdrawal or the RMD, less all prior partial withdrawals made in the current Contract Year, or (2) zero. ◦ The Proportional Reduction Factor for the partial withdrawal is defined to be: • The GWB is reduced to equal the greater of the GWB prior to the partial withdrawals less the DFD Portion, reduced for the Excess Withdrawal in the same proportion as the Contract Value is reduced (i.e. GWB prior to the Excess Withdrawal, reduced for the DFD portion, then multiplied by the Proportional Reduction Factor); or zero. • The GAWA is reduced for the Excess Withdrawal in the same proportion as the Contract Value is reduced (i.e. the GAWA prior to the Excess Withdrawal is multiplied by the Proportional Reduction Factor). ◦ In recalculating the GWB and GAWA, both values could be reduced by more than the withdrawal amount; in other words, on more than a dollar-for-dollar basis. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, if applicable, in any Contract Year may have a significantly negative impact on the value of the GMWB. Excess Withdrawals will never change the GAWA%. For examples illustrating the impact of various types of withdrawals at different times during your Contract's life cycle on your GWB and GAWA values, please see Appendix D, Examples 3, 4, and 6, beginning on page D-1. At the end of each Contract Year after the GAWA has been determined, if the For Life Guarantee is not in effect and the GWB is less than the GAWA, the GAWA is set equal to the GWB. This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information. GAWA withdrawals are not subject to withdrawal charges. However, any portion of a withdrawal defined as an Excess Withdrawal, may be subject to a withdrawal charge at the time of the withdrawal. Any withdrawals in excess of the Free Withdrawal amount may be subject to a withdrawal charge. If the GAWA withdrawal is greater than the Free Withdrawal 41